Exhibit 99.1

Press Release

VERAXA Biotech Announces Advancement of Novel Bispecific Antibody
Drug Conjugate Program VXA-222 from Joint Discovery Collaboration with OmniAb

VXA-222 advances into next phase at VERAXA

ZURICH, SWITZERLAND, July 27, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA” or the “Company”), an emerging leader in designing novel cancer therapies, today announced the advancement of bispecific ADC (bsADC) program VXA-222, following successful achievement of a key technical milestone in its alliance with OmniAb, Inc. (NASDAQ: OABI, “OmniAb”). The program is moving into its next collaboration phase with OmniAb’s discovery work successfully concluded. VXA-222 utilizes an “AND-gate” logic to address two different target antigens present on solid tumors with one molecule. Established in May 2025, the alliance and joint discovery collaboration brought together OmniAb’s cutting-edge suite of transgenic antibody discovery solutions and screening technologies with VERAXA’s proprietary antibody drug conjugate (ADC) linker technology and conjugation expertise to support next-generation therapeutic discovery.

“We are pleased to announce this important achievement and the advancement of this program from our alliance with OmniAb for the development of a novel AND-gated bsADC utilizing our conjugation and linker technology,” commented Christoph Erkel, Ph.D., Chief Scientific Officer of VERAXA. “This successful partnership has united two highly complementary technologies to establish a new therapeutic candidate in VXA-222, representing a powerful opportunity for a best-in-class bispecific ADC to address solid tumor indications with high unmet medical need. We look forward to advancing this program and acknowledge OmniAb’s partnership and contributions in delivering a diverse set of highly promising antibodies.”

Under the terms of the May 2025 agreement, VERAXA initiated a novel bsADC program addressing two attractive target molecules in cancer medicine. The Company utilized OmniAb’s suite of transgenic antibody discovery solutions, including OmniClic™, a common light-chain transgenic chicken developed to facilitate the generation of bispecific antibodies, to source high-quality human antibody leads, which are naturally optimized through in vivo affinity maturation. VERAXA will subsequently establish the bsADC lead candidate by applying its proprietary linker technology and conjugation routine and will be responsible for in vitro and in vivo validation. VERAXA holds exclusive rights to develop and commercialize products incorporating the OmniAb-derived antibodies under the collaboration, with OmniAb entitled to a share of specified revenue generated from those products.

“We’re delighted to see this bispecific ADC program cross this important threshold,” said Bill Harriman, Ph.D., Senior Vice President of Discovery Partnership Management and Technology Development and Operations at OmniAb. “Continuation of the discovery phase at VERAXA underscores the productive collaboration and alliance between our scientific and business teams, and highlights the complementary strengths of OmniAb’s technologies and VERAXA’s expertise in ADC conjugation and development. We look forward to seeing our partners at VERAXA advance this exciting program.”

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit https://investors.veraxa.com/ or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

About OmniAb®

OmniAb licenses cutting-edge discovery research technology to pharmaceutical and biotech companies and academic institutions to enable the discovery of next-generation therapeutics. OmniAb’s technology platform creates and screens diverse antibody repertoires and is designed to quickly identify optimal antibodies and other target-binding proteins for its partners’ drug development efforts. At the heart of the OmniAb platform is what it calls Biological Intelligence™, which powers the immune systems of our proprietary, engineered transgenic animals to create optimized antibody candidates for human therapeutics. OmniAb believes that animals comprise the most diverse host systems available in the industry. OmniAb’s suite of technologies and methods, including computational antigen design and immunization methods, paired with high-throughput single B-cell phenotypic screening and mining of next-generation sequencing datasets with custom algorithms, are used to identify fully-human antibodies with exceptional performance and developability characteristics. OmniAb provides its partners both integrated end-to-end capabilities and highly customizable offerings, which address critical industry challenges and provide optimized discovery solutions.

For more information, please visit www.omniab.com.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including the advancement of the Company’s collaborative development program with OmniAb, its anticipated pipeline development focus, its ability to monetize its pipeline assets, the timing for development of its pipeline candidates, the potential therapeutic benefits of its pipeline candidates and the ability of the company to partner its pipeline assets. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained in this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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